

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

<u>Via E-mail</u>
Guida R. Sajdak
Senior Vice President,
Chief Financial Officer and Treasurer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, MA 01013

> **Re: Chicopee Bancorp, Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013, March 21, 2013 and July 22, 2013**
> **File No. 000-51996**

Dear Ms. Sajdak:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Sharon Blume

                            Sharon Blume
                            Assistant Chief Accountant